Exhibit (a)(5)(xvii)

PRESS RELEASE

CONTACTS:

Daniel H. Burch (212)-929-5748

Jeanne M. Carr (212)-929-5916

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

NEWCASTLE TENDER OFFER FOR WHITEHALL SHARES CAUSES STOCKHOLDER RETURNS TO MORE THAN DOUBLE OVER ORIGINAL PRENTICE OFFER

NEWCASTLE DETERMINES NOT TO PURSUE TRANSACTION WITH WHITEHALL

Dallas, TX – March 1, 2006 — Newcastle Partners, L.P. today announced that it had determined not to pursue a transaction with Whitehall Jewellers, Inc. (Pink Sheets: JWLR.PK). Newcastle also announced that its $1.50 per share tender offer for all of the outstanding shares of common stock of Whitehall Jewellers terminated on Monday, February 27, 2006. No shares of Whitehall were purchased by Newcastle pursuant to the tender offer, and all tendered shares will be promptly returned.

Newcastle had originally commenced its tender offer for $1.50 per share of Whitehall common stock on December 5, 2005 based, in part, on its belief that the transaction Whitehall originally entered into with Prentice Capital Management, LP and Holtzman Opportunity Fund, L.P., pursuant to which Prentice and Holtzman would receive shares representing 87% of Whitehall’s outstanding common stock for $0.75 per share, was grossly unfair to stockholders. Newcastle subsequently entered into negotiations with Whitehall and on January 24, 2006 Whitehall finally determined Newcastle’s offer to acquire all outstanding shares for $1.50 per share, lend up to $148 million to Whitehall and deposit approximately $150 million into a segregated account to assure funding of such amounts, was superior to the Prentice/Holtzman transaction. Following such determination by Whitehall, in light of the Newcastle superior offer, the original transaction was abandoned by Prentice/Holtzman and the framework of the transaction proposed by Newcastle was adopted by them with certain changes, including raising the per share purchase price to $1.60 per share, as well as revisions to the financing arrangements. In light of these enormous, long overdue modifications to the original Prentice/Holtzman offer, Newcastle has determined not to proceed with an alternative transaction with Whitehall.

Mark Schwarz, the managing member of Newcastle Partners, stated: “Although we are disappointed that our proposal was not successful, we are pleased that by launching our tender offer Prentice and Holtzman were prevented from acquiring control of Whitehall for $0.75 per share and not paying a control premium to stockholders. We believe that Newcastle’s $1.50 per share tender offer, in addition to being far superior to the original Prentice proposal, was instrumental in causing Prentice/Holtzman to propose a $1.60 per share tender offer, more than double their prior offer, which had the effect of allowing Whitehall’s stockholders to receive over a 100% premium on their Whitehall common stock from the original Prentice transaction.”